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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer reports 66 aircraft delivered in the third quarter, up 6% year-over-year

São Paulo (SP), Brazil, October 2, 2026 – Embraer (NYSE: EMBJ / B3: EMBJ3) delivered 66 aircraft in 3Q26, marking the best third quarter delivery performance in the company's history. Deliveries increased 2% quarter-over-quarter (qoq) and 6% year-over-year (yoy). In 9M26, Embraer delivered a total of 175 aircraft, 14% more than the 153 aircraft delivered in 9M25, supported by continued progress in the company's production leveling initiatives.

Commercial Aviation delivered 22 new aircraft during 3Q26, including 11 E175 and 11 aircraft from the E2 family. The business unit's volume increased 10% qoq and yoy versus the 20 aircraft delivered in both comps.

Executive Aviation delivered 41 new business jets during the quarter, flat yoy, reflecting the progress of the production leveling program over the past 2 years, which has gradually reduced the concentration of deliveries in the second semesters.

In Defense & Security, the company delivered 1 KC-390 Millennium multi-mission military transport aircraft, and 2 A-29 Super Tucanos, for a total of 3 aircraft in the quarter, compared to 1 delivery in the same period of the previous year.

Embraer continues to expect deliveries between 80 and 85 aircraft in Commercial Aviation (midpoint up 6% yoy) and between 160 and 170 aircraft in Executive Aviation (midpoint up 6% yoy) in 2026.

Deliveries by Segment	3Q26	2Q26	3Q25	9M26	9M25	2026 Guidance
Executive Aviation	41	45	41	115	102	160-170
Phenom 100	2	4	3	7	9
Phenom 300	20	20	20	55	49
Small Jets	22	24	23	62	58
Praetor 500	9	9	11	27	22
Praetor 600	10	12	7	26	22
Medium Jets	19	21	18	53	44
Commercial Aviation	22	20	20	52	46	80-85
E175	11	10	7	27	20
E190-E2	4	4	2	9	3
E195-E2	7	6	11	16	23
Total Executive Av. & Commercial Av.	63	65	61	167	148	240-255
Defense & Security	3	—	1	8	5
KC-390 Millennium	1	—	1	2	1
A-29 Super Tucano	2	—	—	6	4
Total Executive, Commercial & Defense	66	65	62	175	153

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high- value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations